Exhibit 99.1

St.George and Westpac Agree to merge May 2008

Proposed St.George / Westpac merger – May 2008 2 Creating Australia’s leading financial institution • A compelling Australian financial services merger • Terms and conditions • Strategic rationale - Operating model - Customers brands and distribution - Market share • Compelling value for both St.George and Westpac shareholders - Revenue opportunities and cost synergies - Funding, capital and risks • Managing the risks • Project governance and timeline

Proposed St.George / Westpac merger – May 2008 3 Compelling Australian financial services merger • Proposal to merge St.George and Westpac • All scrip consideration, exchange ratio of 1.31 Westpac shares for each St.George share • Extensive distribution preserving existing customer relationships: - St.George brands strengthened and operated individually - Westpac brands strengthened and operated individually - Wealth operations combined – brands maintained • A strong entity with AA credit rating, strong capital and broad based funding • Common infrastructure with enhanced scale • Ability to transform the combined entity, delivering a new standard of service and value via a stronger team and enhanced infrastructure

Proposed St.George / Westpac merger – May 2008 4 Terms and conditions Subject to regulatory consent from Federal Treasurer, APRA, ACCC Satisfactory completion of documentation and due diligence Scheme subject to St.George shareholder approval Key Conditions Scheme of arrangement voted on by St.George shareholders Effected by St.George shareholders expected to obtain roll-over relief Capital gains Exchange ratio of 1.31 Westpac ordinary shares for each St George ordinary share. Excluding recently announced interim dividends, represents a premium of 24.1% (based on the VWAP for both St.George and Westpac over the month ended 9 May 2008, adjusted to remove the value of their respective dividends, which shareholders separately retain) Exchange ratio All scrip offer Consideration

Proposed St.George / Westpac merger – May 2008 5 The strategic rationale – it’s a growth story • Significant value to St.George and Westpac shareholders • A strong suite of brands benefiting from enhanced scale • An institution focused on Australian/New Zealand growth opportunities • Strong strategic fit for the sector: - Aligned customer focus - Complementary employee cultures - Leaders in sustainability and community engagement • Seeking to create a comparative advantage across key segments and products • Building a stronger organisation with a better platform for growth, including: increased customer and product diversity; improved efficiency; and an enhanced funding and capital position • Accelerate investment in world class operations and technology

Proposed St.George / Westpac merger – May 2008 6 Proposed operating model – capitalising on the best of both Retaining distinctive St.George and Westpac distribution for consumer and business with separate management and dedicated CEOs Common product manufacture and processing to improve scale of respective brands Retail (consumer & business banking) The proposed operating model capitalises on the unique strengths of Westpac and St.George. Key elements of the preliminary model include: Combine the institutional businesses under the Westpac brand with common infrastructure Institutional Single corporate centre combining the best talent from each Support Combine the wealth businesses into a single entity but preserving the individual brands Wealth

Proposed St.George / Westpac merger – May 2008 7 It’s all about customers, brands and distribution • Extensive distribution network providing immediate benefits for all customers including reciprocal ATM usage • Unique suite of strong customer brands across banking, wealth and insurance • Each brand to retain distinctiveness • Enhanced strategic optionality with tailored customer propositions • Around 10m customers • Retaining existing relationships and key brand attributes • Increased value for customers -More access, more convenience - Increased product choice • Accelerate investment in world class operations and technology supporting customers Distribution Brands Customers 540 [500]* Planners 1,683 1,129 ATMs 830 400 Branches Westpac St.George Australia * Source: Estimate based on St.George financial planning and Securitor (excludes licensee services) St.George 1H08 result presentation

Proposed St.George / Westpac merger – May 2008 8 Distribution – increased customer access 104 9 Retail representation Westpac St.George WA - No.1 Position 9 4 Retail representation Westpac BankSA NT - No.1 position 291 213 Retail representation Westpac St.George NSW/ACT - No.1 Position 164 28 Retail representation Westpac St.George QLD - No.1 Position 51 109 Retail representation Westpac Bank SA SA - No.1 Position 22 0 Retail representation Westpac St.George Tas - No 1 Position 192 37 Retail representation Westpac St.George Vic – No. 3 Position

Proposed St.George / Westpac merger – May 2008 9 Strong lending market share position1 Total lending market share (%) Housing lending market share (%) Corporate lending market share (%) 1. Source: Credit Suisse, Bank Market Shares 1 May 2008 – Based on March 2008 APRA Data Credit cards market share (%) 15.1 19.3 17.5 15.3 6.3 21.6 0 5 10 15 20 25 ANZ CBA NAB WBC SGB WBC/SGB 17.4 14.8 20.7 13.6 2.4 16.0 0 5 10 15 20 25 ANZ CBA NAB WBC SGB WBC/SGB 14.4 22.5 15.9 16.1 9.0 25.1 0 5 10 15 20 25 30 ANZ CBA NAB WBC SGB WBC/SGB 20.3 21.9 14.7 21.8 4.7 26.5 0 5 10 15 20 25 30 ANZ CBA NAB WBC SGB WBC/SGB

Proposed St.George / Westpac merger – May 2008 10 Strong deposit market share1 Household deposits market share (%) Non-household deposits market share (%) 1. Source: Credit Suisse, Bank Market Shares 1 May 2008 – Based on March 2008 APRA Data 11.1 29.0 13.9 13.8 9.9 23.7 0 5 10 15 20 25 30 35 ANZ CBA NAB WBC SGB WBC/SGB 15.0 13.5 15.3 15.9 5.7 21.6 0 5 10 15 20 25 ANZ CBA NAB WBC SGB WBC/SGB

Capitalising on the superannuation/wealth opportunity

- Strengthen wealth capability across the value chain
- Capitalise on two of the sector's fastest growing Wrap platforms
- Combine insurance/LMI into a single stronger entity
- Access to a broader distribution network
- Benefit from combined back office infrastructure

Mar08	Westpac	St.George*	Total
FUM	$35.3bn^	$7.3bn	$42.6bn
FUA	$42.4bn^	$33.3bn	$75.7bn
Planners	540	500**	>1000

^ Source: Westpac 1H08 results announcement (differs from Plan for Life analysis)
* Source: St.George 1H08 results announcement page 31
** Estimate based on St.George financial planning and Securitor (excludes licensee services) St.George 1H08 result presentation

	Investment Management	Product Manufacture	Bundling Platform	Distribution & Advice
BT	BT Investment management	BTFG BT partner series	Wrap Corporate super Super for Life	Westpac financial planning Magnitude
St.George		Advance	Asgard	St.George financial planning Securitor

11 **Proposed St.George / Westpac merger** – May 2008

Westpac

Proposed St.George / Westpac merger – May 2008 12 Sustainability and community champions St.George Westpac Common values on sustainability Leader in customer satisfaction Regional/mutual heritage Local support to local communities “we strive to play a positive role in the community by supporting charities, the arts, sporting clubs, business programs and disaster relief initiatives. We also recognise our important community function as a major employer and financial services provider.”1 Global sustainability leader Embedding sustainable practices for all stakeholders Leader in corporate governance Deep commitment to doing the right thing Strong community involvement Making it easy for our employees to get involved. Collaborating with community partners to help address community issues. Helping community groups improve their effectiveness 1. Source: www.stgeorge.com.au

Proposed St.George / Westpac merger – May 2008 13 Combining two strong employment brands • Strong and complementary employee cultures enhancing merger attractiveness: - Customer focused and relationship based cultures - Affinity and pride in brand and history - Strong employment brands attracting talent • Expanded options for employees: - Operating model and multiple brands expands employee options - Committed to preserving existing employee/customer relationships - Leading work practices and policies – opportunity to take the best of both forward • Dedicated team to maximise internal opportunities and support external job placement where employee redundancies occur (in support, back office and product areas)

Proposed St.George / Westpac merger – May 2008 14 Compelling financial value • Cash EPS accretive for Westpac shareholders within 3 years and strong accretion thereafter • Strongly positive NPV for both Westpac and St.George shareholders • Combined entity will: - Benefit from significant revenue opportunities - Benefit from cost synergies leading to a sub 40% cost to income ratio - Have access to broader funding arrangements - Have enhanced capital and risk disciplines • Customer attrition minimised via multi-brand strategy and retention of customer facing roles • Capitalise on pure Australian/New Zealand focus

Proposed St.George / Westpac merger – May 2008 15 Revenue opportunities and cost synergies • Broader distribution base • Benefits from expanded capability in wealth, insurance and institutional banking • Sharing best practice in products and service models across networks e.g. - St.George middle market model - Westpac ‘Super for Life’ product - St.George local markets model - Westpac cards expertise and analytics Revenue opportunities • Remove duplicate support infrastructure • Development of common processing and support infrastructure • Economies of scale in key servicing platforms • Benefit from renegotiation of procurement and service contracts • Eliminate need for new disaster recovery site currently planned • Drive more from investment spending “Invest once deliver twice” Cost synergies

Proposed St.George / Westpac merger – May 2008 16 Enhancing the combined balance sheet • Benefit from experience of Basel II accreditation and learnings • Excellent combined asset quality • Application of enhanced risk analytics and disciplines to combined portfolio • Continuing strong franking capacity • Utilisation of AA rating reduces combined cost of funds • Improved access to broader funding arrangements • Use of expanded distribution to improve deposit gathering Enhanced capital and risk disciplines Broader, lower cost funding

Proposed St.George / Westpac merger – May 2008 17 Current environment supports strong institutions • Current financial markets dislocation has changed the funding environment • ‘AA’ rated banks well placed versus ‘A’ rated banks given: - Material pricing differential likely to persist - Ability to obtain higher volumes • Funding synergies expected from the merged entity • Term funding task of the merged entity in 2009 expected to be comfortably achieved at around $35bn Indicative1 funding differential between ‘AA’ and ‘A’ rated banks (basis points) 1. Based on market feedback and recent transactions. Funding outcomes dependant on market at time of transaction and volume issued 0 10 20 30 40 50 60 70 80 Short term 1 Year 3 years 5 year sub debt Previous (May 2007) Current (May 2008)

Proposed St.George / Westpac merger – May 2008 18 Managing the risks Mitigants Risk • Commencing dialogue with regulatory and government authorities • Confident of satisfying regulatory authorities given nature of transaction Government/ Regulatory • Plan to establish an independent team comprising both St.George and Westpac employees • Deep knowledge and understanding of St.George culture • Extensive integration experience (Diane Sias, Peter Clare) Integration • Proposed business model maintaining brands and existing distribution protects customer relationships • Early additional benefits to customers e.g. expanded distribution • Further building brands and brand capability Attrition • Confident of maintaining AA rating for combined entity • All scrip transaction minimises transaction funding • Combined 2009 term funding task comfortably achievable Funding

Proposed St.George / Westpac merger – May 2008 19 Clear governance principles and processes • Appropriate arrangements for Westpac CEO in place: - Westpac CEO’s shares in St.George have been fully disclosed to Westpac Board - Westpac CEO does not vote on Westpac Board decisions on the transaction - Westpac CEO will not vote St.George shares on the scheme • Westpac CEO’s interests are aligned with Westpac shareholders: - Westpac CEO will only deal with Westpac scheme shares progressively over 3 years - Westpac CEO will maintain a significant Westpac shareholding

Proposed St.George / Westpac merger – May 2008 20 Transaction timeline Announce Merger Planning Agreement – 13 May 2008 Completion of documentation and due diligence Merger Implementation Agreement Preparation of scheme documentation Scheme meeting Scheme effective Regulatory approvals (ACCC, APRA, etc) First Court hearing Second Court hearing

Proposed St.George / Westpac merger – May 2008 21 Summary • Agreed merger of St.George and Westpac to create Australia’s leading financial services institution • Strong value enhancement for both St.George and Westpac shareholders • Merger brings together two complementary organisations building on the best of both • Substantial revenue opportunities and improved efficiency • Nature of transaction and the skills of the participants reduces integration risks • Completion subject to satisfactory due diligence, transaction documentation, regulatory approvals, independent expert confirming transaction is in the best interests of St.George shareholders

Proposed St.George / Westpac merger – May 2008 22 Investor relations – contact us Andrew Bowden Head of Investor Relations +61 2 8253 4008 andrewbowden@westpac.com.au Hugh Devine Senior Manager, Investor Relations +612 8253 1047 hdevine@westpac.com.au Leigh Short Senior Manager, Investor Relations +612 8253 1667 lshort@westpac.com.au Jacqueline Boddy Manager, Debt Investor Relations +61 2 8253 3133 jboddy@westpac.com.au Natasha O’Reilly Team Coordinator +612 8253 3143 noreilly@westpac.com.au For further information on Westpac including: • Annual reports • Financial results • Presentations and webcasts • Key policies Please visit our dedicated investor website www.westpac.com.au/investorcentre click on ‘Analyst Centre’

Proposed St.George / Westpac merger – May 2008 23 Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation and its activities. The information is supplied in summary form and is therefore not necessarily complete. Also, it is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions and results of operations and financial condition, including, without limitation, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described in this presentation. Factors that may impact on the forward-looking statements made include those described in the sections entitled ‘Risk factors,’ ‘Competition’ and ‘Risk management’ in Westpac’s 2007 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and in the section entitled ‘Principal risks and uncertainties’ in Westpac’s Interim Financial Report for the half year ended 31 March 2008 available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this presentation.